Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980

                                  ANNUAL REPORT

                                 FOR THE PERIOD

             Beginning January 1, 1996 and Ending December 31, 1996

                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                    Southern Nuclear Operating Company, Inc.
                        (Exact Name of Reporting Company)

                          A Subsidiary Service Company
                            ("Mutual or "Subsidiary")


                    Date of Incorporation December 17, 1990

                    If not Incorporated, Date of Organization


                State or Sovereign Power under which Incorporated
                             or Organized Delaware


                                                        Building 40
Location of Principal Executive Office             Inverness Center Parkway
of Reporting Company                               Birmingham, Alabama  35242



                   Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                                                           Building 40
                                                     Inverness Center Parkway
R. M. Gilbert, Jr.    Comptroller and Treasurer     Birmingham, Alabama 35242
     (Name)                     (Title)                        (Address)




                        Name of Principal Holding Company
               Whose Subsidiaries are served by Reporting Company:

                              The Southern Company

                      INSTRUCTIONS FOR USE OF FORM U-13-60

1.       Time of Filing
         Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.       Number of Copies
         Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.       Period Covered by Report
         The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.       Report Format
         Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.       Money Amounts Displayed
         All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulations S-X (210.3-01(b)).

6.       Deficits Displayed
         Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes (Regulations S-X, 210.3-01(c)).

7.       Major Amendments or Corrections
         Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.       Definitions
         Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979, shall be applicable to words or terms used specifically within this Form U-13-60.

9.       Organization Chart
         The service company shall submit with each annual report a copy of its current organization chart.

10.      Methods of Allocation
         The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.      Annual Statement of Compensation for Use of Capital Billed
         The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

-------------------------------------------------------------------------------
                                                 Schedule or
                                                   Account            Page
Description of Schedules and Accounts              Number             Number
-------------------------------------------------------------------------------

COMPARATIVE BALANCE SHEET                         Schedule I           4-5

  SERVICE COMPANY PROPERTY                        Schedule II          6-7
  ACCUMULATED PROVISION FOR DEPRECIATION AND
     AMORTIZATION OF SERVICE COMPANY PROPERTY     Schedule III          8
  INVESTMENTS                                     Schedule IV           9
  ACCOUNTS RECEIVABLE FROM ASSOCIATE
     COMPANIES                                    Schedule V           10
  FUEL STOCK EXPENSES UNDISTRIBUTED               Schedule VI          11
  STORES EXPENSE UNDISTRIBUTED                    Schedule VII         12
  MISCELLANEOUS CURRENT AND ACCRUED ASSETS        Schedule VIII        13
  MISCELLANEOUS DEFERRED DEBITS                   Schedule IX          14
  RESEARCH, DEVELOPMENT, OR DEMONSTRATION
     EXPENDITURES                                 Schedule X           15
  PROPRIETARY CAPITAL                             Schedule XI          16
  LONG-TERM DEBT                                  Schedule XII         17
  CURRENT AND ACCRUED LIABILITIES                 Schedule XIII        18
  NOTES TO FINANCIAL STATEMENTS                   Schedule XIV         19

COMPARATIVE INCOME STATEMENT                      Schedule XV          20

  ANALYSIS OF BILLING - ASSOCIATE COMPANIES       Account 457          21
  ANALYSIS OF BILLING - NONASSOCIATE
     COMPANIES                                    Account 458          22
  ANALYSIS OF CHARGES FOR SERVICE -
     ASSOCIATE AND NONASSOCIATE COMPANIES         Schedule XVI         23
  SCHEDULE OF EXPENSE BY DEPARTMENT OR
     SERVICE FUNCTION                             Schedule XVII        24
  DEPARTMENTAL ANALYSIS OF SALARIES               Account 920          25
  OUTSIDE SERVICES EMPLOYED                       Account 923          26
  EMPLOYEE PENSIONS AND BENEFITS                  Account 926          27
  GENERAL ADVERTISING EXPENSES                    Account 930.1        28
  MISCELLANEOUS GENERAL EXPENSES                  Account 930.2        29
  RENTS                                           Account 931          30
  TAXES OTHER THAN INCOME TAXES                   Account 408          31
  DONATIONS                                       Account 426.1        32
  OTHER DEDUCTIONS                                Account 426.5        33

-------------------------------------------------------------------------------

                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS


-------------------------------------------------------------------------------

                                               Schedule             Page
Description of Schedules and Accounts          Number               Number

-------------------------------------------------------------------------------

  NOTES TO STATEMENT OF INCOME                  Schedule XVIII         34

  FINANCIAL DATA SCHEDULE                       Schedule XIX           35

  ORGANIZATION CHART                                                   36

  METHODS OF ALLOCATION                                                37

  ANNUAL STATEMENT OF COMPENSATION FOR USE
      OF CAPITAL BILLED                                                38





















-------------------------------------------------------------------------------


                                                                                        4

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                             (Thousands of Dollars)

------------------------------------------------------------------------------------------------------
                     SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.
------------------------------------------------------------------------------------------------------

ACCOUNT                              ASSETS AND OTHER DEBITS                        AS OF DECEMBER 31
                                                                                    CURRENT     PRIOR
------------------------------------------------------------------------------------------------------

              SERVICE COMPANY PROPERTY
 101      Service company property (Schedule II)                              12,431         12,585
 107      Construction work in progress (Schedule II)                              -              -
                                                                            --------       --------
             Total Property                                                   12,431         12,585
                                                                            --------       --------

 108      Less accumulated provision for depreciation
          and amortization for service company property (Schedule III)         9,003          8,477
                                                                            --------       --------
             Net Service Company Property                                      3,428          4,108
                                                                            --------       --------

          INVESTMENTS
 123      Investments in associates companies (Schedule IV)                        -              -
 124      Other investments (Schedule IV)                                      1,789          1,822
                                                                            --------       --------
             Total Investments                                                 1,789          1,822
                                                                            --------       --------

          CURRENT AND ACCRUED ASSETS
 131      Cash                                                                   176            104
 134      Special deposits                                                         -              -
 135      Working funds                                                           30             34
 136      Temporary cash investments (Schedule IV)                             1,000          2,630
 141      Notes receivable                                                         -              -
 143      Accounts receivable                                                    611            469
 144      Accumulated provision for uncollectible accounts                         -              -
 146      Accounts receivable from associate companies (Schedule V)           81,138         76,032
 152      Fuel stock expenses undistributed (Schedule VI)                          -              -
 154      Materials and supplies                                                   -              -
 163      Stores expense undistributed (Schedule VII)                              -              -
 165      Prepayments                                                           11053
 174      Miscellaneous current and accrued assets (Schedule VIII)                 -              1
                                                                            --------       --------
             Total Current and Accrued Assets                                 83,065         79,323
                                                                            --------       --------

          DEFERRED DEBITS
 181      Unamortized debt expense                                                 -              -
 184      Clearing accounts                                                        -              -
 186      Miscellaneous deferred debits (Schedule IX)                            264            446
 188      Research, development, or demonstration
          expenditures (Schedule X)                                                -              -
 190      Accumulated deferred income taxes                                   26,062         23,344
                                                                            --------       --------
             Total Deferred Debits                                            26,326         23,790
                                                                            --------       --------

             TOTAL ASSETS AND OTHER DEBITS                                   114,608        109,043
                                                                           ---------       --------

------------------------------------------------------------------------------------------------------





                                                                                                 5

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                             (Thousands of Dollars)

-----------------------------------------------------------------------------------------------------

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

-----------------------------------------------------------------------------------------------------
ACCOUNT                LIABILITIES AND PROPRIETARY CAPITAL                    AS OF DECEMBER 31
                                                                             CURRENT         PRIOR
-----------------------------------------------------------------------------------------------------

            PROPRIETARY CAPITAL
   201      Common stock issued (Schedule XI)                                       10             10
   211      Miscellaneous paid-in-capital (Schedule XI)                          1,859          1,614
   215      Appropriated retained earnings (Schedule XI)                             -              -
   216      Unappropriated retained earnings (Schedule XI)                           -              -
                                                                              --------       --------
               Total Proprietary Capital                                         1,869          1,624
                                                                              --------       --------

            LONG-TERM DEBT
   223      Advances from associate companies (Schedule XII)                     5,000          5,000
   224      Other long-term debt (Schedule XII)                                      -              -
   225      Unamortized premium on long-term debt                                    -              -
   226      Unamortized discount on long-term debt (debit)                           -              -
                                                                              --------       --------
               Total Long-Term Debt                                              5,000          5,000
                                                                              --------       --------

            CURRENT AND ACCRUED LIABILITIES
   231      Notes payable                                                            -              -
   232      Accounts payable                                                     8,598          8,354
   233      Notes payable to associate companies (Schedule XIII)                     -              -
   234      Accounts payable to associate companies (Schedule XIII)             16,907         16,653
   236      Taxes accrued                                                          922            385
   237      Interest accrued                                                         -             75
   238      Dividends declared                                                       -              -
   241      Tax collections payable                                                  4              7
   242      Miscellaneous current and accrued liabilities (Schedule XIII)       76,537         72,576
                                                                              --------       --------
               Total Current and Accrued Liabilities                           102,968         98,050
                                                                               -------       --------

            DEFERRED CREDITS
   253      Other deferred credits                                               3,717          3,774
   255      Accumulated deferred investment tax credits                              -              -
                                                                              --------       --------
               Total Deferred Credits                                            3,717          3,774
                                                                              --------       --------

   282      ACCUMULATED DEFERRED INCOME TAXES                                    1,054            595
            ---------------------------------                                 --------       --------

            TOTAL LIABILITIES AND PROPRIETARY CAPITAL                          114,608        109,043
                                                                               -------        -------








-----------------------------------------------------------------------------------------------------




                                                                                                              6

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

-------------------------------------------------------------------------------------------------------------------
                     SCHEDULE II - SERVICE COMPANY PROPERTY
-------------------------------------------------------------------------------------------------------------------
                                  BALANCE AT                          RETIREMENTS        OTHER         BALANCE
                                   BEGINNING        ADDITIONS             OR            CHANGES          AT
           DESCRIPTION              OF YEAR                              SALES            1/          CLOSE OF
                                                                                         YEAR
-------------------------------------------------------------------------------------------------------------------

SERVICE COMPANY PROPERTY

Account

301      ORGANIZATION                      -             -                -                 -                -
303      MISCELLANEOUS
         INTANGIBLE PLANT                  -             -                -                 -                -
304      LAND & LAND RIGHTS                -             -                -                 -                -
305      STRUCTURES AND
         IMPROVEMENTS                      -             -                -                 -                -
306      LEASEHOLD
         IMPROVEMENTS                  1,539             -                -                 -            1,539
307      EQUIPMENT 2/                  5,855           728              916                 -            5,667
308      OFFICE
         FURNITURE AND
         EQUIPMENT 2/                  4,117           115               88                 -            4,144
309      AUTOMOBILES,
         OTHER
         VEHICLES, AND
         RELATED GARAGE
         EQUIPMENT                         -             -                -                 -                -
310      AIRCRAFT AND
         AIRPORT
         EQUIPMENT                         -             -                -                 -                -
311      OTHER SERVICE
         COMPANY
         PROPERTY 3/                   1,074            11                -                (4)           1,081
                                      ------         -----            -----                --           ------

         SUB-TOTAL                    12,585           854            1,004                (4)          12,431
                                      ------           ---            -----                --           ------

107      CONSTRUCTION
         WORK IN
         PROGRESS                          -             -                -                 -                -
                                      ------         -----            -----               ---           ------

         TOTAL                        12,585           854            1,004                (4)          12,431
                                      ------           ---            -----                --           ------

() Denotes red figure

-------------------------------------------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                             SCHEDULE II - CONTINUED

-------------------------------------------------------------------------------

1/PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

                          No changes were considered material.








-------------------------------------------------------------------------------

2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                 BALANCE
                SUBACCOUNT DESCRIPTION        ADDITIONS            AT
                                                                 CLOSE OF
                                                                  YEAR

-------------------------------------------------------------------------------

      EQUIPMENT
         Personal Computer Equipment                 714            5,179
         Mainframe Computer Equipment                  -              160
         Office Automation Equipment                   -                2
         Telecommunication Equipment                  14              326
                                                     ---            -----
                                                     728            5,667
                                                     ---            -----

      OFFICE FURNITURE AND EQUIPMENT
         Office Furniture and Equipment                8            2,235
         Miscellaneous Equipment                     107            1,909
                                                     ---            -----
                                                     115            4,144
                                                     ---            -----

-------------------------------------------------------------------------------

3/    DESCRIBE OTHER SERVICE COMPANY PROPERTY:

      Purchased computer software and licenses.





-------------------------------------------------------------------------------



                                                                                                            8

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

-------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE III

                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY

-------------------------------------------------------------------------------------------------------------------

                               BALANCE AT        ADDITIONS                            OTHER          BALANCE AT
                                BEGINNING       CHARGED TO                           CHANGES          CLOSE OF
          DESCRIPTION            OF YEAR          ACCOUNT         RETIREMENTS          ADD              YEAR
                                                    403                             (DEDUCT)
                                                                                       1/

-------------------------------------------------------------------------------------------------------------------


Account
301      ORGANIZATION                    -            -               -                  -                 -
303      MISCELLANEOUS
         INTANGIBLE PLANT                -            -               -                  -                 -
304      LAND AND LAND
         RIGHTS                          -            -               -                  -                 -
305      STRUCTURES AND
         IMPROVEMENTS                    -            -               -                  -                 -
306      LEASEHOLD
         IMPROVEMENTS                1,539            -               -                  -             1,539
307      EQUIPMENT                   3,221          878             818                 11             3,292
308      OFFICE
         FURNITURE AND
         EQUIPMENT                   3,011          318              85                  -             3,244
309      AUTOMOBILES,
         OTHER VEHICLES,
         AND RELATED
         GARAGE
         EQUIPMENT                       -            -               -                  -                 -
310      AIRCRAFT AND
         AIRPORT
         EQUIPMENT                       -            -               -                  -                 -
311      OTHER SERVICE
         COMPANY
         PROPERTY                      706          223               1                 -                928
                                     -----        -----            ----                 -              -----

         TOTAL                       8,477        1,419             904                 11             9,003
                                     -----        -----             ---                 --             -----

-------------------------------------------------------------------------------------------------------------------

         1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

         None


            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

-------------------------------------------------------------------------------
                            SCHEDULE IV - INVESTMENTS
-------------------------------------------------------------------------------

INSTRUCTIONS:         Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including the name of the issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

-------------------------------------------------------------------------------

                                                    BALANCE AT       BALANCE AT
                             DESCRIPTION             BEGINNING          CLOSE
                                                      OF YEAR          OF YEAR

-------------------------------------------------------------------------------

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES            -                  -





ACCOUNT 124 - OTHER INVESTMENTS

      Miscellaneous Employee Loans                         2                  -
      Employee Energy Loans (Empl/Retiree)             1,486              1,431
      Employee Computer Loans                            334                358
                                                      ------              -----

                                                       1,822              1,789
                                                       -----              -----



ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

      Eurodollar Time Deposit                          2,630              1,000
                                                       -----              -----

                                 TOTAL                 4,452              2,789
                                                       -----              -----









-------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

-------------------------------------------------------------------------------
            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
-------------------------------------------------------------------------------

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company should be provided.

-------------------------------------------------------------------------------

                                                BALANCE AT          BALANCE AT
           DESCRIPTION                          BEGINNING             CLOSE
                                                OF YEAR              OF YEAR

-------------------------------------------------------------------------------

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM
ASSOCIATE COMPANIES

    Southern Company Services, Inc.             6,010                     5,809
    Alabama Power Company                      50,780                    54,517
    Georgia Power Company                      19,242                    20,812
                                               ------                    ------

                                TOTAL          76,032                    81,138
                                               ------                    ------

-------------------------------------------------------------------------------

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                     TOTAL
                                                                      PAYMENTS


                                                                         ------
                                                   TOTAL PAYMENTS           -
                                                                         -----

-------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

-------------------------------------------------------------------------------
                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED
-------------------------------------------------------------------------------

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

-------------------------------------------------------------------------------
           DESCRIPTION              LABOR       EXPENSES            TOTAL
-------------------------------------------------------------------------------

ACCOUNT 152 - FUEL STOCK EXPENSES
UNDISTRIBUTED



         Not Applicable















-------------------------------------------------------------------------------

SUMMARY:

         Not Applicable




-------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

-------------------------------------------------------------------------------
                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
-------------------------------------------------------------------------------

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

-------------------------------------------------------------------------------

DESCRIPTION                          LABOR          EXPENSES            TOTAL

-------------------------------------------------------------------------------

ACCOUNT 163 - STORES EXPENSE
UNDISTRIBUTED

         Not Applicable
































-------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                                  SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS

-------------------------------------------------------------------------------

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

-------------------------------------------------------------------------------

                                                       BALANCE AT    BALANCE AT
                  DESCRIPTION                          BEGINNING         CLOSE
                                                     OF YEAR            OF YEAR

-------------------------------------------------------------------------------

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
ACCRUED ASSETS

  Interest Receivable on Temporary Cash
  Investments (1 Item)                               1                       -
                                                    ---                     --

         TOTAL                                       1                       -
                                                    ---                     ---


















-------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

-------------------------------------------------------------------------------
INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

-------------------------------------------------------------------------------

                                                  BALANCE AT      BALANCE AT
                             DESCRIPTION           BEGINNING         CLOSE
                                                    OF YEAR         OF YEAR

--------------------------------------------------------------------------------

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Undistributed Legal Fees Accrual and Reversal             -            35

Undistributed Labor Accrual and Reversal                152           150

Payroll Deduction Timing Difference                     180             -

Personal Access Data System-1996 Assessment              86            77

Computer License Tax                                     15             -

Sundry Delayed (2)                                       13             2
                                                        ---           ---

                                     Total              446           264
                                                        ---           ---









-------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

-------------------------------------------------------------------------------
        SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
-------------------------------------------------------------------------------

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

-------------------------------------------------------------------------------
                             DESCRIPTION                             AMOUNT
-------------------------------------------------------------------------------

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
EXPENDITURES




         Not Applicable













-------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
          ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.
-----------------------------------------------------------------------------------------------------------------------------------

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

-----------------------------------------------------------------------------------------------------------------------------------

                        SCHEDULE XI - PROPRIETARY CAPITAL

-----------------------------------------------------------------------------------------------------------------------------------

                                             NUMBER OF           PAR OR STATED               OUTSTANDING CLOSE OF PERIOD
                                              SHARES                 VALUE
ACCOUNT NUMBER CLASS OF STOCK               AUTHORIZED             PER SHARE          NO. OF SHARES                 TOTAL AMOUNT

-----------------------------------------------------------------------------------------------------------------------------------
      201        COMMON STOCK ISSUED           1,000                   10.00                1,000                           10
-----------------------------------------------------------------------------------------------------------------------------------

 INSTRUCTIONS:   Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

-----------------------------------------------------------------------------------------------------------------------------------
                                       DESCRIPTION                                                                         AMOUNT
----------------------------------------------------------------------------------------------------------------------------------

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL

      Amount Paid in for Common Stock in Excess of Par Value                                                                 990
      Other Paid-In Capital                                                                                                  869

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                                                                   -
                                                                                                                           ------
                              TOTAL                                                                                        1,859

-----------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts.
For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

-----------------------------------------------------------------------------------------------------------------------------------

                                                                 BALANCE AT          NET INCOME                    BALANCE AT
                                       DESCRIPTION               BEGINNING              OR         DIVIDENDS         CLOSE
                                                                  OF YEAR             (LOSS)         PAID           OF YEAR

-----------------------------------------------------------------------------------------------------------------------------------

ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS                       -                    -              -               -
                             TOTAL                                   -                    -              -               -
-----------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)
-----------------------------------------------------------------------------------------------------------------------------------
                          SCHEDULE XII - LONG-TERM DEBT
-----------------------------------------------------------------------------------------------------------------------------------
INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes, and advances on open account.
Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For
Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

-----------------------------------------------------------------------------------------------------------------------------------
                          TERMS OF       DATE                                 BALANCE AT                      1/          BALANCE
NAME OF CREDITOR           OBLIG          OF        INTEREST     AMOUNT       BEGINNING OF    ADDITIONS    DEDUCTIONS        AT
                           CLASS &      MATURITY      RATE      AUTHORIZED      OF YEAR                                    CLOSE
                           SERIES                                                                                         OF YEAR
                         OF OBLIGATION
-----------------------------------------------------------------------------------------------------------------------------------

ACCOUNT 223 - ADVANCES FROM
ASSOCIATE COMPANIES:

   ADVANCES ON NOTES:
                                         On or
                                         before
   The Southern Company                12/31/2000     Variable     10,000      5,000             -            -            5,000

   ADVANCES ON OPEN ACCOUNT:                                            -          -             -            -                -

ACCOUNT 224 - OTHER LONG-TERM
DEBT:                                                                   -          -             -            -                -
                                                                    ------      -----          ----         ----           -----
                             TOTAL                                  10,000      5,000            -             -           5,000
                                                                    ------      -----          ----         ----           -----
-----------------------------------------------------------------------------------------------------------------------------------
1/ GIVE AN EXPLANATION OF DEDUCTIONS:
-----------------------------------------------------------------------------------------------------------------------------------
         None



                                                                                                    18

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

---------------------------------------------------------------------------------------------------------------
INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company.  Give description and amount of miscellaneous current and accrued liabilities.  Items less than $10,000 may be grouped, showing the number of items in each group.
---------------------------------------------------------------------------------------------------------------
                                                                             BALANCE              BALANCE
                                                                               AT                   AT
                              DESCRIPTION                                   BEGINNING              CLOSE
                                                                             OF YEAR              OF YEAR
---------------------------------------------------------------------------------------------------------------
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES                               -                   -
                                                                            ------             -------

                                            TOTAL                                -                   -
                                                                            ------             -------

---------------------------------------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Alabama Power Company                                                        7,332               7,424
Georgia Power Company                                                        1,351               1,569
Southern Company Services, Inc.                                              7,970               7,914
                                                                            ------             -------

                                            TOTAL                           16,653              16,907
                                                                            ------              ------

---------------------------------------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED
                   LIABILITIES

Accrual for Pensions                                                        36,395              36,264
Accumulated Provision for Pensions and Benefits-Post-Retirement
       Life Insurance                                                        5,742               6,236
Accumulated Provision for Pensions and Benefits-Post-Retirement
       Medical Insurance                                                    13,721              15,640
Accumulated Provision for Pensions and Benefits-Supplemental and Special       165                 237
Employee Stock Option Plan Contribution                                        469                 476
Vacation Pay Accrual                                                         5,390               5,671
Performance Pay Plan Accrual                                                 6,825               7,913
Productivity Improvement Plan Accrual                                        3,422               3,663
Worker's Compensation Awards                                                    75                  63
Accumulated Provision for Supplemental Benefits-ESP/ESOP                        25                  46
Accumulated Provision for Post Employment Benefits-Medical                     347                 328
                                                                            ------             -------

                                                    TOTAL                   72,576              76,537
                                                                            ------              ------

---------------------------------------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

------------------------------------------------------------------------------
                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

------------------------------------------------------------------------------

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

------------------------------------------------------------------------------

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      General

      On December 14, 1990, pursuant to the provisions of the Public Utilities Holding Company Act of 1935, the Securities and Exchange Commission ("SEC") approved the formation of the Southern Nuclear Operating Company, Inc. (the "Company"), a wholly owned subsidiary of the Southern Company ("Southern"), to provide services in connection with the Southern electric system's nuclear power plants. The Company was incorporated on December 17, 1990 and commenced operations on January 1, 1991.

      The Company follows the SEC's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies.

      The Company has no earnings or retained earnings since it renders services to its client companies' nuclear power plants at cost, as further discussed in Note 3.

      The Nuclear Regulatory Commission ("NRC") license for Alabama Power Company's Plant Farley was amended to add the Company as plant operator, and effective December 23, 1991, the Company assumed responsibility for such operations pursuant to an operating agreement with Alabama Power Company. The Company currently has a filing pending with the NRC concerning an amendment of the licenses to add the Company as the operator of Plant Hatch and Plant Vogtle which are currently being operated by Georgia Power Company, as further discussed in Note 9.

      The Company follows generally accepted accounting principles and complies with the accounting policies and practices prescribed by its commissions. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates, and the actual results may differ from those estimates.

      Temporary Cash Investments

      For purposes of the statements of cash flows, temporary cash investments, which are securities with original maturities of 90 days or less, are considered cash equivalents.

------------------------------------------------------------------------------

                                                                           19A

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

-------------------------------------------------------------------------------
                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.
-------------------------------------------------------------------------------

      Financial Instruments

      The carrying amount of the Company's financial instruments covered under Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 107, "Disclosure About Fair Value of Financial Instruments" approximates fair value at December 31, 1996 and 1995.

      Income Taxes

      The Company is included in the consolidated federal income tax return filed by Southern. In conformity with SFAS No. 109, "Accounting for Income Taxes," the Company recognizes deferred tax assets and deferred tax liabilities for estimated future income tax effects attributable to temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax basis. The measurement of deferred taxes is based on provisions of enacted tax law.

      The consolidated taxes payable are allocated between the Company and Southern's other subsidiaries based on their respective contributions to consolidated taxable income. See Note 5 for further information regarding income taxes.

      Property, Equipment, and Depreciation and Amortization

      Property and equipment are recorded at cost. Depreciation and amortization are provided on the straight-line method over the estimated economic life of the related asset (ranging from 5 to 12 years). Leasehold improvements are amortized over the shorter of their economic life or the lives of the respective leases.

      On retirement or sale of assets, the cost of such assets and related accumulated depreciation are removed from the accounts and the gain or loss, if any, is credited or charged to income.



------------------------------------------------------------------------------

                                                                           19B

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

------------------------------------------------------------------------------

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

------------------------------------------------------------------------------

2.    RETIREMENT BENEFITS

      Pension Plan

      The Company has a defined benefit, trusteed, non-contributory pension plan which covers substantially all regular employees. Benefits are based on the greater of amounts resulting from two different formulas: years of service and final average pay or years of service and a flat dollar benefit. Primarily, the Company uses the "entry age normal method with a frozen initial liability" actuarial method for funding purposes, subject to limitations under federal income tax regulations. Amounts funded to the pension fund are primarily invested in equity and fixed-income securities. SFAS No. 87, "Employers' Accounting for Pensions," requires use of the "projected unit credit" actuarial method for financial reporting purposes.

      Postretirement Benefits

      The Company also provides certain medical care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits when they retire. The Company accounts for these benefits on an accrual basis. Expenses incurred to provide these benefits were approximately $2,482,000 and $3,579,000 in 1996 and 1995, respectively.

      In conformity with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the Company accounts for health care and life insurance benefits for retired employees on an accrual basis using a specified actuarial method, "benefit/years-of-service." This method spreads the expected cost of such benefits to each year of an employee's service until the employee becomes fully eligible to receive the benefits. Implementation of SFAS No. 106, effective January 1, 1993, resulted in a transition obligation related to past employee service of $9 million, to be recognized over 20 years commencing in 1993.

      In 1995, Southern subsidiaries announced a cost sharing program for postretirement benefits. The program establishes limits on amounts the companies will pay to provide future retiree postretirement benefits. This change reduced the Company's 1995 accumulated postretirement benefit obligation by approximately $10.2 million, resulting in the elimination of transition obligation in 1996 and 1995.



------------------------------------------------------------------------------

                                                                         19C

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

------------------------------------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

------------------------------------------------------------------------------
Funded Status and Cost of Benefits

The following tables show actuarial results and assumptions for pension and postretirement medical and life insurance benefits as computed under the requirements of SFAS Nos. 87 and 106, respectively. The funded status of the plans at December 31 was as follows:

Actuarial present value of benefit obligations:
                                                               Pension
                                                      _______________________
                                                       1996           1995
                                                            (In thousands)
 Vested benefits                                      $ 41,759     $  41,961
 Nonvested benefits                                      4,980         3,999
                                                      --------     ---------
 Accumulated benefit obligation                         46,739        45,960
 Additional amounts related to projected
      salary increases                                  34,140        31,009
                                                      --------     ---------
 Projected benefit obligation                           80,879        76,969
 Fair value of plan assets, primarily equity
      and fixed income securities                      (72,163)      (62,098)
 Unrecognized net gain                                  26,940        19,925
 Unrecognized net transition asset                       2,605         2,904
 Unrecognized prior service cost                        (1,997)       (1,305)
                                                      --------     ---------
 Accrued pension cost recognized in the balance
      sheets                                          $ 36,264     $  36,395
                                                      ========     =========

                                                       Postretirement
                                             ----------------------------------
                                                  Medical           Life
                                          1996      1995       1996     1995
                                          ----      ----       ----     -----
                                                    (In thousands)
 Retirees and dependents                $ 1,888   $ 1,197     $  833    $  589
 Employees eligible to retire             4,635     3,751          -         -
 Other employees                         10,921    11,095      4,001     3,991
                                        -------    ------      -----    ------
 Accumulated benefit obligation          17,444    16,043      4,834     4,580
 Less:
     Unrecognized net loss (gain)         4,332     3,983       (945)     (430)
     Unrecognized transition obligation       -         -          -         -
     Unrecognized prior service cost     (2,528)   (1,661)      (457)     (732)
                                         ------    ------     ------    ------
 Accrued liability recognized in the
     balance sheets                     $15,640   $13,721     $6,236    $5,742
                                        =======   =======     ======    ======




-------------------------------------------------------------------------------

                                                                        19D

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

-------------------------------------------------------------------------------
                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

     Weighted average rates assumed in the actuarial calculations were:

                                                        1996           1995
                                                        ----           ----

     Discount                                            7.8%           7.3%
     Annual salary increase                              5.3%           4.8%
     Long-term return on plan assets                     8.5%           8.5%

     An additional assumption used in measuring the accumulated postretirement benefit obligation was a weighted average medical care cost trend rate of
     9.3 percent for 1996, decreasing gradually to 5.8 percent through the year 2005 and remaining at that level thereafter. An annual increase in the assumed medical care cost trend rate by 1.0 percent would increase the accumulated medical benefit obligation as of December 31, 1996, by approximately $1.8 million and the aggregate of the service and interest cost components of the net retiree cost by approximately $100,000.

     Components of the plans' net cost are shown below:

                                                              Pension
                                                          1996         1995
                                                             (In thousands)
     Benefits earned during the year                     $ 4,656    $  4,357
     Interest cost on projected benefit obligation         5,733       4,897
     Actual (return) on plan assets                       (7,714)    (11,018)
     Net amortization and deferrals                        1,994       5,962
                                                         -------     ------

     Net pension cost                                   $ 4,669    $  4,198
                                                        =======    ========


     Of the above net pension cost recorded, $4.4 million in 1996 and $4.0 million in 1995 were recorded in operating expenses, and the remainder was recorded in construction and other accounts.



-------------------------------------------------------------------------------




                                                                                                                            19E

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996
--------------------------------------------------------------------------------------------------------------------------------
                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------------------------------------------------------

                                                                          Postretirement
                                                          ------------------------------------------------------
                                                                  Medical                        Life
                                                          -------------------------    -------------------------
                                                                1996          1995         1996           1995
                                                          ------------    ---------    ----------     ----------
                                                                             (In thousands)
  Benefits earned during the year                        $  738           $1,165         $249          $325
  Interest cost on accumulated benefit obligation         1,158            1,475          332           426
  Amortization of transition obligation over 20               -              374            -            58
  years
  Net amortization and deferrals                             49               -           (44)          (15)
                                                         ------           -----         -----          ----

  Net postretirement cost                                $1,945           $3,014         $537          $794
                                                         ======           ======         ====          ====


     Net postretirement medical and life insurance costs recorded in 1996 and 1995 were charged to operating expenses.

3.   SERVICE AND OPERATING AGREEMENTS

     The Company, in accordance with its operating agreement with Alabama Power
     Company and nuclear service agreement with Georgia Power Company renders the following nuclear-related services at cost: general executive and advisory services; general operations management and technical services;
     administrative services including procurement, accounting and statistical, employee relations, and system and procedures services; strategic planning and budgeting services; and other services with respect to business and operations.

     The Company, in accordance with its service agreement with Southern Company
     Services, Inc. ("SCS"), a subsidiary of Southern, receives the following services at cost: general executive and advisory services, general engineering, design engineering, payroll, purchasing, accounting and statistical, finance and treasury, taxes, insurance and pensions, corporate budgeting, employee relations, systems and procedures, and other services with respect to business and operations.

      The Company, in accordance with its service agreement with Southern
      Development and Investment Group, Inc. ("SDIG"), a subsidiary of Southern, may provide the following services at costs: general engineering; nuclear plant operations; accounting and statistical; rates; budgeting; systems and procedures; access to and use of facilities; training; general; and other services with respect to the operation, maintenance or support of nuclear power plants.

--------------------------------------------------------------------------------------------------------------------------------

                                                                         19F

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

-------------------------------------------------------------------------------
                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------


4.    NOTE PAYABLE TO PARENT COMPANY

      The Company is indebted to Southern for a $5 million note payable dated December 31, 1990 and due on or before December 31, 2000. The note bears interest at a rate comparable with market rates which is adjusted monthly, with interest payable quarterly. Proceeds from the note were used to pay affiliated companies for certain property and equipment received in January 1991.

5.    INCOME TAXES

      Details of the federal and state income tax provisions are as follows (Note 1):

                                                 1996                  1995
                                              ---------              -------
                                                       (In thousands)
     Federal --
         Current payable                       $ 2,030              $   (145)
          Deferred - Current year                3,451                (2,994)
               Reversal of prior year           (5,084)                3,251
                                               -------              --------
                                                   397                   112
                                               -------              --------
     State --
          Current payable                         (360)                    7
          Deferred - Current year                 (786)                 (297)
               Reversal of prior year              556                   323
                                               -------              --------
                                                  (590)                   33
                                               -------              --------
     Federal and state income taxes charged
        to operations                          $  (193)             $    145
                                               =======              ========



-------------------------------------------------------------------------------

                                                                          19G

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

------------------------------------------------------------------------------
                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------
INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.
------------------------------------------------------------------------------

The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases, which give rise to deferred tax assets and liabilities are as follows:

                                                  1996                1995
                                               -----------          --------
                                                       (In thousands)
  Deferred tax liabilities:
    Accelerated depreciation                $     (216)             $     (174)
  Other                                           (838)                   (421)
                                            -----------             -----------

  Total                                         (1,054)                   (595)
                                            -----------             -----------
  Deferred tax assets:
  Deferred costs                                26,049                  23,318
  Other                                             13                      26
                                             ---------              ----------

  Total                                         26,062                  23,344
                                            ----------              ----------

  Net deferred tax assets                       25,008                  22,749
  Portion included in current assets            (1,315)                   (876)
                                            -----------             -----------

  Accumulated deferred income taxes
   in the balance sheets                    $   23,693              $   21,873
                                            ==========              ==========

Deferred income taxes result from certain costs that are recognized for income tax purposes in periods different from those used for book purposes.

The federal statutory income tax rate differs from the effective income tax rate due to consolidated tax savings and the nondeductible portion of various expenses.

6.    RENTS

      The Company subleases its office space from an affiliated company on a month-to-month basis. Current monthly billing is approximately $94,910.

7.    OUTSIDE SERVICES

      The Company incurred expenses of approximately $66 million and $63 million for 1996 and 1995, respectively, associated with services provided by SCS (see Note 4 for description of services provided). These expenses are primarily included in outside services in the accompanying statements of income.

------------------------------------------------------------------------------

                                                                           19H

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

-------------------------------------------------------------------------------
                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

8.    DUES AND ASSESSMENTS

      Effective with the signing of the operating agreement with Alabama Power Company, as discussed in Note 1, the Company became responsible for dues and assessments from the Nuclear Regulatory Commission and other industry trade and business associations. The detail of dues and assessments expenses incurred for 1996 and 1995 is as follows:

                                                   1996               1995
                                                   ----               ----
                                                       (In thousands)
        Nuclear Regulatory Commission              $5,397            $5,802
        Nuclear Energy Institute                      990                 -
        Electric Power Research Institute             833               946
        Institute of Nuclear Power Operations         745               743
        Other                                       1,971             1,961
                                                   ------           -------

                                                   $9,936            $9,452
                                                   ======            ======

9.    SUBSEQUENT EVENTS

      The Nuclear Regulatory Commission ("NRC") licenses for Georgia Power Company's Plant Hatch and Plant Vogtle were amended to add the Company as plant operator, and effective March 22, 1997, the Company assumed responsibility for such operations pursuant to an operating agreement with Georgia Power Company. The company also entered into an operating agreement with Georgia Power Company for the operation of Plant Wilson, a combustion turbine-powered plant located adjacent to Plant Vogtle, effective March 22,1997.


-------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

-------------------------------------------------------------------------------
                        SCHEDULE XV - STATEMENT OF INCOME
-------------------------------------------------------------------------------
ACCOUNT                   DESCRIPTION                      CURRENT      PRIOR
                                                             YEAR       YEAR
-----------------------------------------------------------------------------

       INCOME

457        Services rendered to associate companies        201,735     203,589
458        Services rendered to nonassociate companies           -           -
421        Miscellaneous income or loss                        298         337
                                                          --------     -------

                              TOTAL INCOME                 202,033     203,926
                                                           -------     -------

       EXPENSE
920        Salaries and wages                               86,987      88,338
921        Office supplies and expenses                     11,084      11,351
922        Administrative expense transferred credit             -           -
923        Outside services employed                        66,329      62,592
924        Property insurance                                   73           6
925        Injuries and damages                                349         756
926        Employee pensions and benefits                   14,094      16,188
928        Regulatory commission expense                         -           -
930.1      General advertising expenses                          -           -
930.2      Miscellaneous general expenses                    9,936      10,761
931        Rents                                             2,038       2,072
932        Maintenance of structures and equipment           1,571       1,612
403        Depreciation and amortization expense             1,419       1,714
408        Taxes other than income taxes                     5,874       5,935
409        Income taxes                                      1,670       (138)
410        Provision for deferred income taxes               4,134       4,633
411        Provision for deferred income taxes-credit       (5,997)     (4,350)
411.5      Investment tax credit                                 -           -
426.1      Donations                                           226         201
426.5      Other deductions                                  1,969       1,947
427        Interest on long-term debt                            -           -
430        Interest on debt to associate companies             277         308
431        Other interest expense                                -           -
                                                          --------     -------

                                 TOTAL EXPENSE             202,033     203,926
                                                           -------     -------

                                 NET INCOME OR (LOSS)            -           -
                                                          --------     -------


( ) Denotes red figure



-------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

-------------------------------------------------------------------------------
                               ANALYSIS OF BILLING
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457
-------------------------------------------------------------------------------
                               DIRECT      INDIRECT    COMPENSATION       TOTAL
NAME OF ASSOCIATE COMPANY       COSTS        COSTS      FOR USE OF       AMOUNT
                               CHARGED      CHARGED       CAPITAL        BILLED
                                457-1        457-2         457-3
-------------------------------------------------------------------------------
Alabama Power Company          104,868         11,992        92        116,952

Georgia Power Company           60,615         23,983       185         84,783
                               -------        -------       ----       -------

               TOTAL           165,483         35,975       277        201,735
                               -------        -------       ---        -------























-------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.
---------------------------------------------------------------------------------------------------------------------------------
                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

---------------------------------------------------------------------------------------------------------------------------------
                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458
---------------------------------------------------------------------------------------------------------------------------------

                               DIRECT      INDIRECT       COMPENSATION                        EXCESS               TOTAL
                                COST         COST            FOR USE         TOTAL              OR                 AMOUNT
NAME OF NONASSOCIATE          CHARGED    OF CAPITAL            COST        DEFICIENCY          BILLED             CHARGED
                              -------    ----------        ----------      ----------       ----------            -------
                                458-1        458-2            458-3                            458-4

-------------------------------------------------------------------------------------------------


   Not Applicable







Instruction:     Provide a brief description of the services rendered to each nonassociate company:

                 None





            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.
                      For the Year Ended December 31, 1996
                             (Thousands of Dollars)

---------------------------------------------------------------------------------------------------------------------------------
                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES
---------------------------------------------------------------------------------------------------------------------------------
                                            ASSOCIATE COMPANY           NONASSOCIATE COMPANY             TOTAL CHARGES
                                                CHARGES                     CHARGES                       FOR SERVICE

----------------------------------------------------------------------------------------------------------------------------------

         DESCRIPTION OF ITEMS         DIRECT    INDIRECT            DIRECT   INDIRECT          DIRECT   INDIRECT   RECLASSI-
                                       COST      COST      TOTAL**   COST      COST    TOTAL    COST      COST     FICATION*  TOTAL

----------------------------------------------------------------------------------------------------------------------------------

920    SALARIES AND WAGES              73,936    13,051     86,987      -       -        -    73,936    13,051          -    86,987
921    OFFICE SUPPLIES AND EXPENSES     8,705     3,537     12,242      -       -        -     8,705     3,537     (1,158)   11,084
922    ADMINISTRATIVE EXPENSE
          TRANSFERRED - CREDIT              -         -          -      -       -        -         -         -          -         -
923    OUTSIDE SERVICES EMPLOYED       53,832    12,497     66,329      -       -             53,832    12,497          -    66,329
924    PROPERTY INSURANCE                   -        73         73      -       -        -         -        73          -        73
925    INJURIES AND DAMAGES               174       175        349      -       -        -       174       175          -       349
926    EMPLOYEE PENSIONS AND BENEFITS  11,692     2,395     14,087      -       -        -    11,692     2,395          7    14,094
928    REGULATORY COMMISSION  EXPENSE       -         -          -      -       -        -         -         -          -         -
930.1  GENERAL ADVERTISING EXPENSES         -         -          -      -       -        -         -         -          -         -
930.2  MISCELLANEOUS GENERAL EXPENSES  9,355       581      9,936       -       -        -      9,355       581               9,936
931    RENTS                             887         -        887       -       -        -        887         -      1,151    2,038
932    MAINTENANCE OF STRUCTURES AND
         EQUIPMENT                      1,400       171      1,571      -       -        -     1,400       171          -     1,571
403    DEPRECIATION AND AMORTIZATION
         EXPENSE                          205     1,214      1,419      -       -        -       205     1,214          -     1,419
408    TAXES OTHER THAN INCOME TAXES    4,981       893      5,874      -       -        -     4,981       893          -     5,874
409    INCOME TAXES                         -     1,670      1,670      -       -        -         -     1,670          -     1,670
410    PROVISION FOR DEFERRED INCOME TAXES  -     4,134      4,134      -       -        -         -     4,134          -     4,134
411    PROVISION FOR DEFERRED INCOME TAXES
         CREDIT                             -    (5,997)    (5,997)     -       -        -         -    (5,997)         -    (5,997)
411.5  INVESTMENT TAX CREDIT                -         -          -      -       -        -         -         -          -         -
426.1  DONATIONS                            -       226        226      -       -        -         -       226          -       226
426.5  OTHER DEDUCTIONS                   316     1,653      1,969      -       -        -       316     1,653          -     1,969
427    INTEREST ON LONG -TERM DEBT          -         -          -      -       -        -         -         -          -         -
431    OTHER INTEREST EXPENSE               -         -          -      -       -        -         -         -          -         -
(Continued on page 23A)



            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996
                             (Thousands of Dollars)

----------------------------------------------------------------------------------------------------------------------------------
                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES
----------------------------------------------------------------------------------------------------------------------------------
                                    ASSOCIATE COMPANY            NONASSOCIATE COMPANY               TOTAL CHARGES
                                        CHARGES                       CHARGES                        FOR SERVICE
----------------------------------------------------------------------------------------------------------------------------------
    DESCRIPTION OF ITEMS      DIRECT   INDIRECT             DIRECT      INDIRECT              DIRECT   INDIRECT   RECLASSI-
                               COST      COST   TOTAL**      COST         COST      TOTAL      COST      COST     FICATION*  TOTAL
----------------------------------------------------------------------------------------------------------------------------------
INSTRUCTIONS: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.
----------------------------------------------------------------------------------------------------------------------------------

    SUB-TOTAL EXPENSES    =   165,483     36,273    201,756         -        -         -      165,483    36,273            201,756
    COMPENSATION FOR USE OF
    EQUITY CAPITAL        =         -          -          -         -        -         -            -        -        -          -
430 INTEREST ON DEBT TO ASSOC.
    COMPANIES             =         -        277        277         -        -         -            -       277       -        277
    TOTAL EXPENSES        =   165,483     36,550    202,033         -        -         -      165,483    36,550       -    202,033

421 MISCELLANEOUS NONOPERATING
    INCOME                 =        -       (298)      (298)        -        -         -            -      (298)     -        (298)

    TOTAL COST OF SERVICE  =  165,483     36,252    201,735         -        -         -      165,483    36,252      -      201,735


----------------------------------------------------------------------------------------------------------------------------------


( ) Denotes red figure

* Reclassified for financial reporting  purposes.

**Does not include reclassifications



            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.
                      For the Year Ended December 31, 1996
                             (Thousands of Dollars)
----------------------------------------------------------------------------------------------------------------------------------
                                  SCHEDULE XVII
                        SCHEDULE OF EXPENSE DISTRIBUTION
                                       BY
                         DEPARTMENT OR SERVICE FUNCTION
----------------------------------------------------------------------------------------------------------------------------------
                                                                           DEPARTMENT OR SERVICE FUNCTION
    DESCRIPTION      Total             Strategic Governmental  Vogtle   Hatch    Farley   Farley Technical Administrative Corporate
                     Amount  Executive  Analysis   Affairs    Project  Project   Project   Plant Services   Services       General
----------------------------------------------------------------------------------------------------------------------------------

920    SALARIES AND
       WAGES           86,987    737      273      265         4,565    4,383    3,833    45,432     6,731      8,729     12,039
921    OFFICE SUPPLIES
       AND EXPENSES    11,084    127       39       55           808      522      648     1,323     1,184      4,703      1,675
922    ADMINISTRATIVE
       EXPENSE
       TRANSFERRED-CREDIT   -      -        -        -             -        -        -         -         -          -          -
923    OUTSIDE SERVICES
       EMPLOYED        66,329     48       21    2,296        11,725   15,501   18,987       898     2,081      5,839      8,933
924    PROPERTY
       INSURANCE           73      -        -        -             -        -        -         -         -          -         73
925    INJURIES AND
       DAMAGES            349      -        -        -             -        -        -         -         -          -        349
926    EMPLOYEE PENSIONS
       AND BENEFITS    14,094      -        -        -            10        -        -         6         -        159     13,919
928    REGULATORY
       COMMISSION
       EXPENSE              -      -        -        -             -        -        -         -         -          -          -
930.1  GENERAL
       ADVERTISING
       EXPENSE              -      -        -        -             -        -        -         -         -          -          -
930.2  MISCELLANEOUS
       GENERAL
       EXPENSES         9,936   1,014        3        -          117       12    6,609         8     1,987        104         82
931    RENTS            2,038       -        -        -            -        -        -         -         2        885      1,151
932    MAINTENANCE OF
       STRUCTURES
       AND EQUIPMENT     1,571      -        -        -            -        -        -         -         -      1,571          -
403    DEPRECIATION AND
       AMORTIZATION
       EXPENSE           1,419      -        -        -            -        -        -         -         -          -      1,419
408    TAXES OTHER THAN
       INCOME TAXES      5,874      -        -        -            -        -        -         -         -          -      5,874
409    INCOME TAXES      1,670      -        -        -            -        -        -         -         -          -      1,670
410    PROVISION FOR
       DEFERRED
       INCOME TAXES      4,134      -        -        -            -        -        -         -         -          -      4,134
411    PROVISION FOR
       DEFERRED
       INCOME
       TAXES-CREDIT     (5,997)     -        -        -            -        -        -         -         -          -     (5,997)
411.5  INVESTMENT TAX
       CREDIT                -      -        -        -            -        -        -         -         -          -          -
426.1  DONATIONS           226    212        -        -            -        -        -         -         -         13          1
426.5  OTHER DEDUCTIONS  1,969    450        1      762            9        -       52         -        13          3        679
427    INTEREST ON
       LONG-TERM
       DEBT                  -      -        -        -            -        -        -         -         -          -          -
430    INTEREST ON DEBT
       TO ASSOCIATE
       COMPANIES           277      -        -        -            -        -        -         -         -          -        277
431    OTHER INTEREST
       EXPENSE               -      -        -        -            -        -        -         -         -          -          -
                        ------  -----     ----    -----      ------    ------   ------    ------    ------     ------     ------

       TOTAL EXPENSES  202,033  2,588      337    3,378      17,234    20,418   30,129    47,667    11,998     22,006     46,278

421  MISCELLANEOUS GAIN   (298)     -        -        -           -        -        -         -         -          -       (298)

----------------------------------------------------------------------------------------------------------------------------------
 INSTRUCTION:   Indicate each department or service function.  (see Instruction 01-3 General Structure of Accounting System:
 Uniform System of Account).
----------------------------------------------------------------------------------------------------------------------------------
   TOTAL COSTS =       201,735  2,588       337    3,378     17,234   20,418   30,129    47,667    11,998     22,006     45,980
----------------------------------------------------------------------------------------------------------------------------------


         ( ) Denotes red figure

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

-------------------------------------------------------------------------------
                        DEPARTMENTAL ANALYSIS OF SALARIES
                                   ACCOUNT 920
-------------------------------------------------------------------------------


NAME OF DEPARTMENT                 INCLUDED IN AMOUNTS BILLED TO       NUMBER
                                                                      PERSONNEL
Indicate each              TOTAL  PARENT     OTHER          NON        END OF
department or             AMOUNT  COMPANY   ASSOCIATES    ASSOCIATES     YEAR
service function
-------------------------------------------------------------------------------
Executive                   737        -        737             -           7

Strategic Analysis          273        -        273             -           4

Governmental Affairs        265        -        265             -           3

Vogtle Project            4,565        -      4,565             -          60

Hatch Project             4,383        -      4,383             -          59

Farley Project            3,833        -      3,833             -          60

Farley Plant             45,432        -     45,432             -         829

Technical Services        6,731        -      6,731             -         108

Administrative Services   8,729        -      8,729             -         153

Corporate General
 (Accrual for incentive
  pay plan, etc.)        12,039        -     12,039             -           -
                         ------    -----     ------         -----      ------

            TOTAL        86,987        -     86,987             -       1,283
                         ------    -----     ------         -----       -----










-------------------------------------------------------------------------------


                                                                                                         26


            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

---------------------------------------------------------------------------------------------------------
                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923
---------------------------------------------------------------------------------------------------------
INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
---------------------------------------------------------------------------------------------------------
                                                                                      RELATIONSHIP
                                                                                          "A"=
                                                                                        ASSOCIATE
                                                                                        "NA"=NON
            FROM WHOM PURCHASED           DESCRIPTION                            ASSOCIATE        AMOUNT

---------------------------------------------------------------------------------------------------------
Legal Services

Troutman Sanders LLP                  Legal Fees and Services                          NA           1,655

Shaw, Pittman, Potts & Trowbridge     Services rendered for NRC License issues.        NA             208

Balch & Bingham                       Legal Fees and Services                          NA             505

Winston & Strawn                      Legal Fees regarding Industry issues             NA             152

Other Items (less than $100,000       Aggregate                                        NA              77
                                                                                                    -----
  paid to other than Associate Cos.)                                                                2,597
                                                                                                    -----

Auditing Services

Two other Item (less than $100,000
  paid to other than Associate Cos.)  Aggregate                                        NA              74
                                                                                                       --

                                                                                                       74








(Continued on Page 26A)

---------------------------------------------------------------------------------------------------------


                                                                                                             26A
            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

--------------------------------------------------------------------------------------------------------------
                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923
--------------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

--------------------------------------------------------------------------------------------------------------
                                                                            RELATIONSHIP
                                                                                "A"=
                                                                              ASSOCIATE
                                                                              "NA"=NON
  FROM WHOM PURCHASED                  DESCRIPTION                            ASSOCIATE      AMOUNT
--------------------------------------------------------------------------------------------------------------

Engineering Services

Southern Company Services, Inc.   Design and General Engineering services        A           42,602

Scientific Ecology                Services for waste compaction and storage      NA             769

Westinghouse                      Engineering service                            NA             412

SONIC Systems International       Provide system program revisions               NA             329

PLG, Inc.                         Engineering, scientists management and         NA             244
                                    consulting service
Lambert MacGill Thomas, Inc.      Engineering Inspection services                NA             163

Eighteen Other Items (less than   Aggregate                                      NA            (177)
                                                                                            -------
  $100,000 paid to other than
  Associate Cos.)
                                                                                             44,342
                                                                                            -------
Management Consulting Services

Six Items (less than $100,000    Aggregate                                      NA              40
                                                                                                --
 paid to other than Associate Cos.)
                                                                                                40
                                                                                                --






 (Continued on page 26B)

--------------------------------------------------------------------------------------------------------------




                                                                                                        26B

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

-----------------------------------------------------------------------------------------------------------------
                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923
-----------------------------------------------------------------------------------------------------------------
INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
-----------------------------------------------------------------------------------------------------------------
                                                                              RELATIONSHIP
                                                                                 "A"=
                                                                               ASSOCIATE
                                                                              "NA"=NON
      FROM WHOM PURCHASED           DESCRIPTION                               ASSOCIATE        AMOUNT

-----------------------------------------------------------------------------------------------------------------

Other Services

Southern Company Services, Inc.       General Services. See Note 3 in the       A           18,610
                                      Notes to Financial Statements
Graceba                               Computer system services                  NA             110

One Hundred and Six Other items       Aggregate                                 NA             556
                                                                                            ------
 (less than $100,000 paid to other
 than Associate Cos.)
                                                                                             19,276

                                                                   TOTAL                     66,329






-----------------------------------------------------------------------------------------------------------------


            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

------------------------------------------------------------------------------
                         EMPLOYEE PENSIONS AND BENEFITS
                                   ACCOUNT 926
------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

------------------------------------------------------------------------------

             DESCRIPTION                                        AMOUNT

Pensions                                                          4,762
Employee's Group Insurance                                        3,954
Post-retirement Life Benefits                                       537
Post-retirement Medical Benefits                                  1,945
Other Employee Benefits                                             326
Employee Saving Plan Contribution                                 2,570
                                                                 ------

                                                 TOTAL           14,094














------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

------------------------------------------------------------------------------
                          GENERAL ADVERTISING EXPENSES
                                  ACCOUNT 930.1
------------------------------------------------------------------------------
INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

------------------------------------------------------------------------------
DESCRIPTION                        NAME OF PAYEE                        AMOUNT
------------------------------------------------------------------------------





         Not Applicable
















------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

------------------------------------------------------------------------------
                         MISCELLANEOUS GENERAL EXPENSES
                                  ACCOUNT 930.2
------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S. 441
(b) (2) shall be separately classified.

------------------------------------------------------------------------------
             DESCRIPTION                                             AMOUNT
------------------------------------------------------------------------------
Assessments and Fees                                                    5,409

Membership Dues                                                         2,390

Nuclear Power Research Expenses                                         1,078

Fixed Asset Retirement                                                     82

Employee Communications                                                    30

Employee Activities                                                        32

Nuclear Information Program                                                 1

Management Services                                                         9

Emergency Management                                                      868

Other Expenses                                                             37
                                                                       ------
                                              TOTAL                     9,936
                                                                       ======




------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

------------------------------------------------------------------------------
                                      RENTS
                                   ACCOUNT 931
------------------------------------------------------------------------------
INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

------------------------------------------------------------------------------
           TYPE OF PROPERTY                                             AMOUNT
------------------------------------------------------------------------------



Office Rents                                                           1,151

Computer Equipment and Software Rental                                   887
                                                                       -----
                                            TOTAL                      2,038
                                                                       =====








------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

------------------------------------------------------------------------------
                          TAXES OTHER THAN INCOME TAXES
                                   ACCOUNT 408
------------------------------------------------------------------------------

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

------------------------------------------------------------------------------

                           KIND OF TAX                            AMOUNT

------------------------------------------------------------------------------

       Other than U.S. Government Taxes

              Environmental                                              1

              Property                                                  59

              State Unemployment                                        21

              State Franchise                                           19

                           Subtotal - Other                            100
                                                                    ------

       U. S. Government Taxes

              Federal Insurance Contribution Act                     5,699

              Federal Unemployment                                      75

                           Subtotal - U.S. Government                5,774
                                                                     -----


                                                   TOTAL             5,874




------------------------------------------------------------------------------


                                                                                                         32
            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

-------------------------------------------------------------------------------------------------------------
                                    DONATIONS
                                  ACCOUNT 426.1
--------------------------------------------------------------------------------------------------------------
INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number  and amount of all items of less than $3,000 may be shown in lieu of details.

-------------------------------------------------------------------------------------------------------------
              NAME OF RECIPIENT                            PURPOSE OF DONATION                      AMOUNT
-------------------------------------------------------------------------------------------------------------

American Cancer Association                                 Support of Program                          4
American Nuclear Society - Public Education Program         Support of Program                          7
Auburn University                                           Support of Program                          4
Breast Cancer Detection Center                              Support of Program                         26
Georgia Tech. Research Corp.                                Support of Program                         53
Scholarship Program Administrators, Inc.                    Support of Program                         12
United Way                                                  Support of Program                         70
   42 Other Items (Less than $3,000)                        Health & Human Services                    25
   33 Other Items (Less than $3,000)                        Employee Matching Gift                     12
   9 Other Items (Less than $3,000)                         Educational Contributions                   6
   5 Other Items (Less than $3,000)                         Civic & Community                           7
                                                                                                      ---

                                                                             TOTAL                    226













-------------------------------------------------------------------------------------------------------------




                                                                                                                        33

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996
                             (Thousands of Dollars)

------------------------------------------------------------------------------------------------------------------
                                OTHER DEDUCTIONS
                                  ACCOUNT 426.5
------------------------------------------------------------------------------------------------------------------
INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

------------------------------------------------------------------------------------------------------------------
                DESCRIPTION                                           NAME OF PAYEE                      AMOUNT
------------------------------------------------------------------------------------------------------------------
Civic and Political Activities

Labor, Travel, Membership
     Dues and Other Expenses of Company Employees           Various Payees                                  630
Civic Activities                                            Southern Company Services, Inc.                  59
Legal Fees                                                  Balch & Bingham                                  80
Lobbying Expenses and Training                              Nuclear Energy Institute                        248
Other Civic/Political                                       Various Payees                                   62
Program Support                                             Birmingham Area Chamber of Commerce               3

Employee Memberships

Membership Dues                                             Old Overton Club                                  3
Membership Dues                                             Robert Trent Jones Golf Club                      4
Membership Dues                                             Summit Club                                       3
Memberships and Dues                                        Various Associations                              6

Other Deductions

Employee Stock Option Plan Contribution                     Southern Company Services, Inc.                 481
Deferred Compensation                                       Various Payees                                    6
Program Support                                             Auburn University Foundation                     10
Program Support                                             Bruno's Memorial Classic                          5
Olympic Tickets and Support                                 Georgia Power Company                           136
Program Support                                             Birmingham Bulls                                  3
Program Support                                             University of AL at Birmingham                    4
Program Support                                             City Stages                                       5
Program Support                                             University of Alabama                            13
Program Support                                             Birmingham Barons                                11
Program Support                                             Birmingham Broadway Series                        4
Educational & Charitable Contributions, etc.                Southern Company Services, Inc.                 120
Support of Community Activities and Programs                Various Payees                                   16
Other                                                       Various Payees                                   57
                                                                                                          -----

                                                            TOTAL                                         1,969

------------------------------------------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996

-------------------------------------------------------------------------------
                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME
-------------------------------------------------------------------------------

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------


         See notes to Financial Statements on pages 19 - 19H.






-------------------------------------------------------------------------------

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.
                      For the Year Ended December 31, 1996
                     SCHEDULE XIX - FINANCIAL DATA SCHEDULE
                             (Thousands of Dollars)


If, at the time an annual report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.


Item No. Caption Heading

  1.     Net Service Company Property                                  3,428
  2.     Total Investments                                             1,789
  3.     Total Current and Accrued Assets                             83,065
  4.     Total Deferred Debits                                        26,326
  5.     Balancing Amount For Total Assets and Other Debits                0
  6.     Total Assets and Other Debits                               114,608
  7.     Total Proprietary Capital                                     1,869
  8.     Total Long-Term Debt                                          5,000
  9.     Notes Payable                                                     0
10.      Notes Payable to Associate Companies                              0
11.      Balancing Amount For Total Current and Accrued Liabilities  102,968
12.      Total Deferred Credits                                        3,717
13.      Accumulated Deferred Income Taxes                             1,054
14.      Total Liabilities and Proprietary Capital                   114,608
15.      Services Rendered to Associate Companies                    201,735
16.      Services Rendered to Nonassociate Companies                       0
17.      Miscellaneous Income or Loss                                    298
18.      Total Income                                                202,033
19.      Salaries and Wages                                           86,987
20.      Employee Pensions and Benefits                               14,094
21.      Balancing Amount For Total Expenses                         100,952
22.      Total Expenses                                              202,033
23.      Net Income (Loss)                                                 0
24.      Total Expenses (Direct Costs)                               165,483
25.      Total Expenses (Indirect Costs)                              36,252
26.      Total Expenses (Total)                                      201,735
27.      Number Of Personnel End of Year                               1,283

            ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY, INC.
                                December 31, 1996

                                   President &*
                             Chief Executive Officer
                             ------------------------                                                    Human
                                                    Vice          Executive*                             Resources VP   Exec Asst
            Exec. Vice President                 President &     Vice President                          The           to Pres/
            & Corp. Counsel                        Secretary      Nuclear                                Southern      Ast. Corp
                                                                                                         Company        Sec/Trea.

  -           -          -            -                 -
Federal                  Admin      Technical      Strategic      Vice         Vice        Vice
Nuclear   Governmental  Services    Services       Analysis       President    President*  President*
Energy    Regulatory      Vice      Vice                          Farley       Vogtle      Hatch
Manager    Manager      President   President                     Project     Project      Project
---------------------------------------------      ----------    --------     --------     --------
                         -              -                                  -
                    Comptroller &      Nuclear                     Nuc        Nuc          Nuclear
                    Treasurer           Fuel                        Support    Support      Support
                    HR Manager          Manager                     Gen.       Gen.         Gen.
                    S & H Manager      Reg Eng.                     Manager    Manager      Manager
                    Public Affairs      Services                   Safety     Safety       Safety
                     Mgr.               Manager                     Audit &    Audit &     Audit &
                    Security Mgr.      Corp. Quality                Eng        Eng          Eng
                    Records Mgmt.&      Services                    Rev Mgr    Rev Mgr      Rev Mgr.
                    Gen Svs Supv.       Manager                    Nuclear    Nuclear     Nulcear
                    Materials Svcs.     General                     Plant**    Plant**      Plant**
                     Supv.              Manager                     Gen.       Gen.         Gen.
                    Concerns Prog.     Nu Tech Svcs                 Manager    Manager      Manager
                     Coord.             General
                                        Manager
                                        Project
                                         Engineer
                                        Project
                                         Engineer





               *Also a shared employee with Georgia Power Company
                     **Georgia Power Company employee only

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996


-------------------------------------------------------------------------------
                              METHODS OF ALLOCATION
-------------------------------------------------------------------------------

For the descriptions below, the term "plant" means each separate nuclear electric generating site for which Southern Nuclear is providing services, regardless of the capacity of the operating units and regardless of the number of units operating at the site, and the term "plants" means all of such sites.

1.   Employee Basis

     Southern Nuclear's organization is designed to focus primarily on operation of each plant. Plant "modules" will be established for each plant in which will be employed personnel directly responsible for the operation of the plant, including off-site personnel. All of the cost of employees within a plant module will be directly charged to the owners of that particular plant. The Employee Basis for allocation of indirect costs among the plants shall be the factor for each plant arrived at by dividing the number of employees in a particular plant module by the total number of employees in all plant modules. The employee number to be used initially shall be the initial staffing of the plant modules. In determining the number of employees after the first year of operations, the average number of employees in each module during the previous year shall be used.

2.    Plant Basis

      The Plant Basis for allocation is the factor determined by dividing one plant by the total number of plants.

3.    Plant Capacity Basis

      The Plant Capacity Basis for allocation is the factor determined by dividing the name plate kilowatt capacity of a plant by the total kilowatt capacity of all plants.

4.    Plant Generation Basis

      The Plant Generation Basis for allocation shall be the factor for each plant established by dividing the total net generation output from each plant in the previous calendar year by the total net generation output of all plants. With respect to a plant for which Southern Nuclear will begin providing services during a year, or to a plant having a unit due to be placed in service in a year to which the allocation will apply, the net generation output for such plants used for the calculation shall be adjusted to reflect the expected generation from the unit during the calendar year.

5.    Salary Basis

      The Salary Basis for allocation shall be the factor determined by the ratio of direct salary charges assigned to each plant to the total direct salary charges for each month.







-------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996


-------------------------------------------------------------------------------
           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
-------------------------------------------------------------------------------

The following annual statement was supplied to each associate client company regarding interest billed for compensation of equity capital and borrowed capital in 1996.

Pursuant to the amended Uniform System of Accounts for Mutual and Subsidiary Service Companies implemented in January 1980, Southern Nuclear is required to submit an annual statement to its associated client companies stating the amount and calculation of interest billed for compensation of equity capital and borrowed capital. Southern Nuclear does not bill its associated client companies for compensation of equity capital.

On December 31, 1990, Southern Nuclear borrowed $5,000,000 from The Southern Company (Southern) for working capital requirements. The interest rate is adjusted as of the first of each month and applicable to the outstanding principal on a daily basis. The rate applicable to each month is equal to the average effective interest cost of Southern's outstanding obligations for borrowed money on the first day of each month, or if no obligations are outstanding at the time, at a rate equal to the weekly average of the thirty-day certificate of deposit rate (secondary market) as reported in Federal Reserve statistical release H.15 (519) for the next to last complete business week of the preceding calendar month. However, this rate shall not exceed the prime rate at Trust Company Bank of Georgia, Atlanta, Georgia in effect on the first of each month. The interest rate on these funds ranged from 5.26% to 5.81%. Interest of $276,663.91 was accrued and billed to the associate client companies. The interest was distributed to each associate client company on the Plant Allocation Basis in accordance with the SEC order and our service contracts.

The interest on total company indebtedness was billed to the associate client companies as follows:


                  Alabama Power Company                   92,221.23

                  Georgia Power Company                  184,442.68
                                                         ----------
                                                         276,663.91
                                                         ==========






-------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1996




                                SIGNATURE CLAUSE

                  Pursuant to the requirements of the Public Utility Holding
               Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issues thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




                                  Southern Nuclear Operating Company, Inc.
                            --------------------------------------------------

                                         (Name of Reporting Company)


                                           /s/ R.M. Gilbert, Jr
            By:             __________________________________________________

                                      (Signature of Signing Officer)


                               R.M. Gilbert, Jr., Comptroller and Treasurer
                            --------------------------------------------------

                                (Printed Name and Title of Signing Officer)



           Date:    April 28, 1997


------------------------------------------------------------------------------